Exhibit 99.1

Notice of Special Meeting of Shareholders

Management Information Circular

October 31, 2024

October 31, 2024

Dear Shareholder:

On behalf of the Board of Directors and Management of Electra Battery Materials Corporation (“Electra” or the “Company”), we would like to invite you to attend the special meeting of shareholders (the “Meeting”):

Date:	Friday, December 20, 2024

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

The enclosed management proxy circular (the “Circular”) contains information about voting instructions and the business of the meeting.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either virtually at the meeting or by completing and returning your proxy form.

We appreciate your support and we will continue to work for your interests.

“Trent Mell”
Trent Mell President and Chief Executive Officer

TABLE OF CONTENTS

PART 1: VOTING INFORMATION	4
Who can vote?	4
How to vote?	4
Revoking Your Proxy	7
PART 2: BUSINESS OF THE MEETING	8
1. Reverse Split of the Common Shares	8
2. Employee Share Purchase Plan	11
PART 3: OTHER INFORMATION	14
Indebtedness of Directors and Executive Officers	14
Interest of Certain Persons or Companies in Matters to be Acted Upon	14
Interest of Informed Persons in Material Transactions	14
Auditor	14
Management Contracts	14
Other Matters	14
Additional Information	14
Approval of Directors	15
SCHEDULE 1: FORM OF 2024 EMPLOYEE SHARE PURCHASE PLAN	16

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of ELECTRA BATTERY MATERIALS CORPORATION (the “Company”) will be held on Friday, December 20, 2024, at 10:00 a.m. (Toronto time), for the following purposes:

1.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for between three (3) to five (5) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company in its sole discretion, if at all, and as more particularly described in the accompanying management information circular of the Company dated October 31, 2024 (the “Circular”);

2.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested shareholders to approve the 2024 Employee Share Purchase Plan for the Company (the “2024 ESP Plan”), as more particularly described in the Circular; and

3.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Friday, December 20, 2024

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy) in respect of that resolution at the Meeting. The resolution to approve the Reverse Split of the Common Shares of the Company requires a special resolution, the text of this special resolution has been provided in the Circular. The Reverse Split is described in further detail in the Circular, which forms part of this Notice. The resolutions to approve the 2024 ESP Plan require a simple majority of the votes cast at the Meeting by disinterested Shareholders. The text of these resolutions has been provided in the Circular.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular, which forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on October 31, 2024 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario
October 31, 2024

By Order of the Board of Directors,
“Trent Mell”
Trent Mell
President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of Electra Battery Materials Corporation (the “Company” or “Electra”) for use at the special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Friday, December 20, 2024 at the time and place and for the purposes outlined in the accompanying Notice of Special Meeting of Shareholders and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at October 31, 2024.

All Shareholders are strongly encouraged vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Friday, December 20, 2024

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Company by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of soliciting proxies in connection with the Meeting will be borne directly by the Company.

Notice-and-Access

The Company is availing itself of the “notice-and-access” provides in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders (as defined below) and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Non-Registered Shareholders (as defined below), which allow the Company to deliver this Circular and other proxy-related materials to Shareholders via certain specified electronic means, provided that the conditions of NI 51-102 and NI 54-101 are met.

The Company will deliver this Circular and other proxy-related materials to Shareholders by posting it on its website at https://www.electrabmc.com/investors/?scroll=agm. These materials will be available on the Company’s website as of November 19, 2024 and will remain on the website for one full year thereafter. The materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca as of November 19, 2024. Shareholders may contact the Company’s transfer agent, TSX Trust Company (“TSX Trust”), at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com to request a paper copy of the Circular and other proxy-related materials. Shareholders with questions on notice-and-access may also contact TSX Trust.

The Company will not use the procedure known as “stratification” about the use of notice-and-access provisions. Stratification occurs when a reporting issuer using the notice-and-access provisions provides a paper copy of the Circular to certain Shareholders with the notice package.

PART 1: VOTING INFORMATION

Who can vote?

Registered and Non-Registered Shareholders

You have the right to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, if you owned Common Shares of the Company as of the close of business (Toronto time) on October 31, 2024 (the “Record Date”). Each Common Share you own entitles you to one vote in person or by proxy at all meetings of the Shareholders. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

You are a registered Shareholder (a “Registered Shareholder”) if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by Electra’s transfer agent, TSX Trust. You are a non-registered (or beneficial) Shareholder (a “Non-Registered Shareholder”) if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

On October 31, 2024, the Company had 57,371,804 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, as of October 31, 2024, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding Common Shares.

How to vote?

You can vote via the internet, fax, mail or email. You may elect to vote by proxy. Voting by proxy means you are giving someone else the authority to vote your shares for you (called your proxyholder).

Completing the Proxy Form

This package includes a proxy form (for Registered Shareholders) (the “Proxy Form”) that includes the names of Electra officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your Proxy Form and do not specify how you want to vote your Common Shares, one of these officers or directors will vote your Common Shares in favour of the items listed in the Notice of Special Meeting of Shareholders.

You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the Proxy Form, or by completing another Proxy Form and providing proper instructions to vote your Common Shares. This person does not need to be a Shareholder. Your vote can only be counted if he or she attends the Meeting and votes your Common Shares, or if they are pre-registered to attend the Meeting by conference call using the link provided above. You may pre-register them or provide them with the link to pre-register themselves before the deadline.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If you do not specify how you want to vote your Common Shares, your proxyholder can vote as he or she sees fit. If there are changes or new items, your proxyholder has the discretionary authority to vote your Common Shares as he or she sees fit.

Returning your Proxy Form

To be effective, TSX Trust must receive your completed Proxy Form no later than 10:00 a.m. (Toronto time) on Wednesday, December 18, 2024.

If the Meeting is postponed or adjourned, we must receive your completed Proxy Form by 10:00 a.m. (Toronto time), two (2) full business days before any adjourned or postponed Meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and he or she is under no obligation to accept or reject a late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of Discretion

Concerning matters specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying Proxy Form will vote Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your Proxy Form will vote or withhold from voting per your instructions on any ballot that may be called for and if the Shareholder specifies a choice concerning any matter to be acted upon, the Common Shares will be voted accordingly. The proxy will confer discretionary authority on the nominee with respect to matters identified in the Proxy Form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Registered Shareholders

Registered Shareholders can vote by proxy or in person in one of the following ways:

Voting by proxy

Internet

Go to www.meeting-vote.com and follow the instructions on the screen. You will need your control number, which appears below your name and address on the proxy form.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to the Company’s transfer agent, TSX Trust Company, Attention: Proxy Department, to 416-595-9593 or scan and email to proxyvote@tmx.com.

Mail

Complete, sign and date the Proxy Form and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

As noted above, shareholders, employees and other stakeholders, the Company encourages Shareholders to vote in advance of the Meeting using the Proxy Form or the voting instruction form provided to them with the Meeting materials.

Non-Registered Shareholders

The information outlined in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name should note that only proxies deposited by Registered Shareholders will be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Non-Registered Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy Form provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, provides those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the voting instruction forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Non-Registered Shareholders fall into two (2) categories—those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. The Company will not be sending proxy-related materials directly to NOBOs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver proxy-related materials to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents if the OBO wishes to receive them, the OBO may not receive the documentation.

As noted above, a Non-Registered Shareholder receiving a voting instruction form cannot use that voting instruction form to vote the Common Shares directly at the Meeting or any adjournment or postponement thereof. Although a Non-Registered Shareholder may not be recognized directly at the Meeting to vote Common Shares registered in the name of his or her broker, a Non-Registered Shareholder may obtain a legal proxy from such broker, or Broadridge as the agent for that broker, to attend the Meeting as a proxyholder for the Registered Shareholder and vote their Common Shares in that capacity. To do this, a Non-Registered Shareholder must enter their own name in the blank space on the voting instruction form indicating that they or their appointee are going to attend and vote at the Meeting and return the voting instruction form to their broker or Broadridge per the instructions provided well in advance of the Meeting. The Non-Registered Shareholder will also need to complete the pre-registration steps noted above in advance of the 10:00 a.m. (Toronto time) on Wednesday, December 18, 2024 deadline to receive a separate phone number and a unique PIN for registration purposes at the Meeting. Non-Registered Shareholders who have not duly appointed themselves and have not completed the pre-registration steps will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

All references to Shareholders in the Notice of Special Meeting of Shareholders, Circular and the accompanying Proxy Form are to Registered Shareholders of the Company as set forth on the list of Registered Shareholders of the Company as maintained by the registrar and transfer agent of the Company, TSX Trust, unless specifically stated otherwise.

Revoking Your Proxy

Registered Shareholders can revoke a vote you made by proxy in one of two (2) ways:

1.	Complete a new Proxy Form that is dated later than the Proxy Form you want to revoke, and then mail it to TSX Trust, so they receive it by 10:00 a.m. (Toronto time) on Wednesday, December 18, 2024; or

2.	Send a notice in writing to the registered office of the Company at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3 so that it is received by 10:00 a.m. (Toronto time) on Wednesday, December 18, 2024 or, if the Meeting is adjourned, the last business day preceding the day of the postponed Meeting.

PART 2: BUSINESS OF THE MEETING

The Meeting will be held to:

1.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for between three (3) to five (5) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company (the “Board”) in its sole discretion, if at all, and as more particularly described herein;

2.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested shareholders to approve the 2024 Employee Share Purchase Plan for the Company (the “2024 ESP Plan”), as more particularly described in the Circular; and

3.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

1.	Reverse Split of the Common Shares

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, a special resolution in the form set out below (the “Reverse Split Resolution”), to approve the amendment to the articles of the Company to complete the Reverse Split of the Common Shares at a ratio of one (1) post-Reverse Split Common Share for between three (3) to five (5) pre-Reverse Split Common Shares as determined by the Board in its sole discretion.

Required Approvals and Effective Date

The ability of the Board to effect the Reverse Split is subject to the approval of Shareholders at the Meeting and the acceptance of the TSX Venture Exchange (the “TSXV”).

The Reverse Split must be passed by a “special resolution” of Shareholders. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy).

The Reverse Split will take effect on a date to be coordinated with the TSXV. The Company will announce by news release the effective date of the Reverse Split.

Notwithstanding the foregoing, even if the Reverse Split Resolution is approved by Shareholders at the Meeting, the Board may elect not to proceed with the Reverse Split, in its sole discretion. The Board will continue to assess market conditions and the interests of the Company and Shareholders before proceeding to effect the Reverse Split, if at all.

Principal Reasons for Effecting the Reverse Split

There are two considerations that will likely determine whether to proceed with the Reverse Split.

First, on September 21, 2023, the Company was notified by the Nasdaq Capital Market (“Nasdaq”) that the closing price of the Common Shares for the 30 consecutive business day period from August 9, 2023 to September 20, 2023 did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq (the “Minimum Bid Price Requirement”). The Nasdaq Minimum Bid Price Requirement notice had no immediate effect on the listing of the Common Shares at that time, and the Common Shares continue to trade on Nasdaq under the symbol “ELBM”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On March 20, 2024, the Company received an additional 180-days notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement (effective to September 16, 2024). On September 19, 2024, the Company received notice from the Nasdaq of a determination by the Nasdaq Listing Qualifications Staff (the “Staff”) to delist the Company’s Common Shares from The Nasdaq Capital Market due to the Company’s non-compliance with the Minimum Bid Price Requirement. The Company applied for an appeal on October 15, 2024 which is currently scheduled to be heard on November 5, 2024. If the Reverse Split is not approved and the Reverse Split does not occur, the Company would likely be unable to comply with the Nasdaq minimum bid price requirement and may be delisted from the Nasdaq.

Second, the Company believes an increased Common Share price will allow it to attract certain individual and institutional investors who have minimum share price thresholds for equity investments, which thresholds preclude them from investing in ‘penny stocks’. With guidance from financial advisors, the Company believes a total Common Share count below 57,371,804 will better position the Company for future investment by North American institutional investors while maintaining appropriate trading liquidity and meeting minimum United States listing thresholds.

As at October 30, 2024, the last trading day prior to the date of this Circular, the closing price of the Common Shares on the TSXV was $0.72 and on the NASDAQ was US$0.511.

Principal Effects of the Reverse Split

On October 31, 2024, the Company had 57,371,804 Common Shares issued and outstanding. Should the Board proceed with the Reverse Split on the basis of one (1) post-Reverse Split Common Shares for every three (3) pre-Reverse Split Common Share, the number of post-Reverse Split Common Shares issued and outstanding will be approximately 19,123,935 (on a non-diluted basis). Should the Board proceed with the Reverse Split on the basis of one (1) post-Reverse Split Common Shares for every five (5) pre-Reverse Split Common Share, the number of post-Reverse Split Common Shares issued and outstanding will be approximately 11,474,361 (on a non-diluted basis).

The implementation of the Reverse Split would not affect the total Shareholders' equity of the Company or any components of Shareholders' equity as reflected on the Company's financial statements except: (i) to change the number of issued and outstanding Common Shares; and (ii) to change the number of outstanding convertible securities of the Company, as well as their relative exercise prices, to reflect the Reverse Split.

The Reverse Split will not materially change any Shareholder's proportion of votes to total votes; however, if the Reverse Split is effected by the Board, the total number of votes that a Shareholder may cast at any future Shareholder meeting of the Company will be reduced.

Any fractional Common Share resulting from the Reverse Split will be rounded to the nearest whole number.

Risk Factors

The effect of the Reverse Split upon the market price of the Common Shares cannot be predicted with any certainty, and the history of reverse splits for corporations similar to the Company is varied. There can be no assurance that the total market capitalization of the Common Shares immediately following the Reverse Split will be equal to or greater than the total market capitalization immediately before the Reverse Split. Similarly, there can be no assurance that a lower share count will not impact liquidity. In addition, there can be no assurance that the per-Common Share trading price of the Common Shares following the Reverse Split will remain higher than the per-Common Share trading price immediately before the Reverse Split or equal or exceed the direct arithmetical result of the Reverse Split. In addition, a decline in the trading price of the Common Shares after the Reverse Split may result in a greater percentage decline than would occur in the absence of the Reverse Split.

Furthermore, the Reverse Split may lead to an increase in the number of current Shareholders who will hold "odd lots" of Common Shares; that is, a number of Common Shares not evenly divisible into "board lots" (a board lot is either 100, 500 or 1,000 Common Shares, depending on the price of the Common Shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a board lot. As a result, transaction costs associated with transferring Common Shares may be increased For certain Shareholders that hold an odd lot of Common Shares following the Reverse Split.

There are additional risks and uncertainties related directly to the Company that could affect the value of the Common Shares including the risk factors discussed in management's discussion and analysis for the year ended December 31, 2023 may be viewed online at www.sedarplus.ca under the profile of the Company.

Effect on Common Share Certificates

If the Board elects to effect the Reverse Split, in its sole discretion, the Company shall issue a news release announcing the terms and the effective date of the Reverse Split before the Company files an amendment to the Articles with the authorities that administer the CBCA. The Company will also prepare a letter of transmittal (the “Letter of Transmittal”).

Following an announcement of an effective date of the Reverse Split (if any), in order to obtain a certificate or certificates representing the post-Reverse Split Common Shares after giving effect to the Reverse Split, each Registered Shareholder shall complete and execute the Letter of Transmittal and deliver the same to TSX Trust Company, together with their Common Share certificates representing their pre-Reverse Split Common Shares in accordance with the instructions set out in the Letter of Transmittal. The certificates that are surrendered shall be exchanged for new certificates representing the number of post-Reverse Split Common Shares to which such Registered Shareholder is entitled as a result of the Reverse Split. No delivery of a new certificate to a Registered Shareholder will be made until the Registered Shareholder has surrendered his, her or its existing certificates representing the pre Reverse Split Common Shares. In the event that the Reverse Split is not implemented, all Common Share certificates delivered pursuant to a Letter of Transmittal will be returned to the respective Registered Shareholders. In addition, after the exchange of pre-Reverse Split Common Share certificates for post-Reverse Split Common Share certificates, shareholders will have no further interest with respect to any fractional post-Consolidated Common Shares.

PRIOR TO AN ANNOUNCEMENT OF AN EFFECTIVE DATE OF THE REVERSE SPLIT (IF ANY), SHAREHOLDERS SHOULD NOT DESTROY ANY COMMON SHARE CERTIFICATES AND SHOULD NOT DELIVER THEIR COMMON SHARE CERTIFICATES OR THE LETTER OF TRANSMITTAL TO THE COMPANY OR TSX TRUST COMPANY.

Only Registered Shareholders are required to complete, sign and submit the appropriate Letter of Transmittal as described above. Non-Registered Shareholders are not required to submit a Letter of Transmittal. The intermediary or clearing agency, through whom the Non Registered Shareholder holds the pre-Reverse Split Common Shares will take the appropriate steps to ensure the holder's accounts are adjusted to reflect the exchange ratio, as applicable. If you hold your Common Shares with an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

No Dissent Rights

Under the CBCA, shareholders do not have any dissent and appraisal rights with respect to the proposed Reverse Split. If the Company implements the Reverse Split, the Company will not independently make such rights available to shareholders.

Shareholder Approval Authorizing the Reverse Split

The Board recommends that Shareholders vote FOR the Reverse Split Resolution. To be effective, the Reverse Split Resolution must be approved by no less than two thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the Reverse Split Resolution, the persons named in the accompanying proxy intend to vote FOR the Reverse Split Resolution.

The text of the Reverse Split Resolution to be submitted to Shareholders at the Meeting is set forth below:

"NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of Electra Battery Materials Corporation (the “Company”) be amended to provide that:

(a)	the authorized share capital of the Company is altered by completing a reverse split of the issued and outstanding common shares of the Company (the “Reverse Split”) on the basis of one (1) post-Reverse Split Common Share for between three (3) to five (5) pre-Reverse Split Common Shares, in the sole discretion of the board of directors of the Company (the “Board”), if at all; and

(b)	any fractional common share arising post-Reverse Split of the common shares of the Company will be rounded to the nearest whole common share;

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions; and

3.	notwithstanding that this resolution has been duly passed by the shareholders, the Board is hereby authorized and empowered, if it decides not to proceed with this resolution, to revoke this resolution, in its sole discretion, in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders.”

2.	Employee Share Purchase Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders in the form set out below (the “ESP Plan Resolution”), authorizing a new Employee Share Purchase Plan for the Company. The 2024 ESP Plan replaces the previously approved employee share purchase plan of the Company (the “Existing ESP Plan”) last approved by Shareholders on August 13, 2024. No Common Shares have been issued under the Existing ESP Plan.

The 2024 ESP Plan provides Eligible Employees (as defined in the 2024 ESP Plan) of the Company and certain of the Company’s subsidiaries, who wish to participate in the 2024 ESP Plan, with a cost-efficient vehicle to acquire Common Shares and participate in the equity of the Company through payroll deductions, to foster a sense of long-term belonging and thence promote the Company’s operating performance and growth potential by encouraging Eligible Employees to acquire equity in the Company.

The following is a summary of the principal terms of the 2024 ESP Plan, which is qualified in its entirety by reference to the text of the 2024 ESP Plan, a copy of which is attached hereto as Schedule 1 hereto:

•	A maximum of 1,000,000 Common Shares, if approved by Shareholders (representing less than 2% of the total issued and outstanding Common Shares as of the date of this Circular, calculated on an undiluted basis) are reserved for issuance under the 2024 ESP Plan, provided, however, that the number of Common Shares reserved for issuance under the 2024 ESP Plan and under all other security-based compensation arrangements of the Company and its subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding. In the event there, is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made in the number of Common Shares available under the 2024 ESP Plan.

•	Any eligible employee will become a “Participant” upon enrolling in the 2024 ESP Plan. To enrol, the Eligible Employee must complete and submit to the Participating Employer (as defined in the 2024 ESP Plan) the enrolment form prescribed by the Company (which form can be in electronic format) authorizing the Participating Employer to deduct on each pay day from the Participant’s pay the amount required as the Participation Contribution (as defined in the 2024 ESP Plan) to achieve by the year-end the Participation Amount (as defined in the 2024 ESP Plan) elected in the enrolment form by the Participant. The Participation Contributions will begin to be deducted from the Participant’s pay no later than on the next pay day following 14 days after completion and submission of the enrolment form.

•	The Participation Amount, as determined by the Participant, shall be a minimum of 1% and must not exceed 10% of the Participant’s base annual salary. The Participation Amount may be changed by the Participant once each calendar year.

•	For each quarterly period during a calendar year, the Participating Employer will, for and on behalf of the relevant Participant, remit to the Administrative Agent (as defined in the 2024 ESP Plan) for the purchase of Common Shares to be allocated to the Participant’s account as soon as practicable, one dollar for each dollar of Eligible Participant Contribution by the Participant during each Contribution Period ended prior to the end of such quarterly period.

•	At the option of the Company, the Company may satisfy the employer contribution through the issuance of Common Shares from treasury, with each Common Share to be issued at the market value of such shares as of the end of each quarterly period.

The Common Shares issuable under the 2024 ESP Plan is subject to several restrictions:

•	the aggregate number of Common Shares issuable at any time to Insiders (as defined in the 2024 ESP Plan) under the 2024 ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries shall not, in the aggregate, exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis;

•	within any one-year period, the Company shall not issue to Insiders under the 2024 ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

•	within any one-year period, the Company shall not issue to any one Person (and companies wholly-owned by that Person) under the 2024 ESP Plan and all other security-based compensation arrangements of the Company and its Subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

A Participant’s participation in the 2024 ESP Plan will terminate if:

(a)	the Participant ceases to be an Employee for any reason (including his or her retirement, permanent disability or death);
(b)	the Participant withdraws all Common Shares or other monies held in his or her personal account;
(c)	the Participant transfers to become an employee of another entity that is not a Participating Employer in the 2024 ESP Plan;
(d)	the entity which employs the Participant ceases to be a Participating Employer in the 2024 ESP Plan; or
(e)	the 2024 ESP Plan terminates or is terminated, for whatever reason.

The above summary is qualified in its entirety by the full text of the 2024 ESP Plan, which is set out in Schedule 1 to this Circular. The Board encourages Shareholders to read the full text of the 2024 ESP Plan before voting on the 2024 ESP Plan Resolution.

The Board has approved the 2024 ESP Plan. The formal adoption of the 2024 ESP Plan is subject to disinterested Shareholder approval at the Meeting and final TSXV approval.

The Board recommends that Shareholders vote FOR the 2024 ESP Plan Resolution. Accordingly, unless a disinterested Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the 2024 ESP Plan Resolution, the persons named in the accompanying proxy intend to vote FOR the 2024 ESP Plan Resolution.

The text of the 2024 ESP Plan Resolution to be submitted to disinterested Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.	the 2024 ESP Plan (as defined and described in the Company’s management information circular dated October 31, 2024), be and is hereby ratified, confirmed, authorized and approved;

2.	the existing ESP Plan of the Company is hereby terminated and replaced by the 2024 ESP Plan;

3.	the form of 2024 ESP Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company; and

4.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

PART 3: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of October 31, 2024, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the approval of the 2024 ESP Plan, and as may be set out herein.

Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or executive officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Auditor

MNP LLP is the auditor of the Company since their appointment on September 18, 2023.

Management Contracts

The management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Company or its subsidiaries.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca.

The Company’s financial information is provided in its audited financial statements and MD&A for the year ended December 31, 2023, which are available for review under the Company’s profile on SEDAR+. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3; or (ii) e-mail to info@ElectraBMC.com

Approval of Directors

The contents and the sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director and to the Auditors of the Company have been approved by the Board.

DATED at Toronto, Ontario, the 31st day of October, 2024.

By Order of the Board of Directors,
“Trent Mell”
Trent Mell
President and Chief Executive Officer

SCHEDULE 1:
FORM OF 2024 EMPLOYEE SHARE PURCHASE PLAN

ELECTRA BATTERY MATERIALS CORPORATION

EMPLOYEE SHARE PURCHASE PLAN

TABLE OF CONTENTS

1. DEFINITIONS	3
2. PURPOSE OF THE PLAN	4
3. SHARES SUBJECT TO THE PLAN	4
4. ADMINISTRATION OF THE PLAN	5
5. ADMINISTRATIVE AGENT	5
6. PERSONAL ACCOUNT	6
7. PARTICIPATION AND PARTICIPANT CONTRIBUTIONS	6
8. EMPLOYER CONTRIBUTIONS	6
9. INVESTMENT OF FUNDS	7
10. DIVIDENDS	7
11. WITHDRAWALS WHILE A PARTICIPANT	7
12. STATEMENTS TO PARTICIPANTS	8
13. VOTING OF SHARES	8
14. TERMINATION AND SUSPENSION OF CONTRIBUTIONS	8
15. TERMINATION OF PLAN PARTICIPATION	9
16. AMENDMENT, MODIFICATION, SUSPENSION OR TERMINATION OF THE PLAN	10
17. WITHHOLDING AND SALE OF SHARES BY THE ADMINISTRATIVE AGENT	10
18. LEGAL OR REGULATORY REQUIREMENTS	10
19. GOVERNING LAW	10
20. PARTICIPATION VOLUNTARY	10
21. NON-ASSIGNABLE RIGHTS	11

EMPLOYEE SHARE PURCHASE PLAN

1.	DEFINITIONS

In this Plan:

1.1	“Administrative Agent” means any trust company appointed in accordance with Section 5 as administrative agent for the Personal Accounts.

1.2	“Available Personal Account Funds” means, at any given time, in respect of a Participant’s Personal Account, the Participant Contributions, the Employer Contributions, together with any dividends paid in respect of Shares held in the Participant’s Personal Account, which have not yet been invested in Shares by the Administrative Agent.

1.3	“Base Annual Salary” means the basic annual remuneration of an Eligible Employee from the Corporation and any Participating Employers exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.

1.4	“Board” means the board of directors of the Corporation.

1.5	“Contribution Period” means the period of approximately 14 days, beginning on the date Participant Contributions are deducted from payroll pursuant to Sections 7.1 and 7.4 and ending on the day previous to the next date Participant Contributions are deducted from payroll.

1.6	“Corporation” means Electra Battery Materials Corporation and any successor corporation thereto.

1.7	“Eligible Employee” means permanent employees, and including both full-time and part-time salaried employees, of the Corporation or any Participating Employer; for purposes hereof, a “permanent” employee is an employee who has an employment contract with the Corporation or any Participating Employer for a term of at least a year. For greater certainty, the definition of Eligible Employee shall exclude (i) persons engaged in Investor Relations Activities (as such term is defined in the policies of the Exchange) and (ii) Consultants (as such term is defined in the policies of the Exchange) who may not participate under this Plan.

1.8	“Eligible Participant Contribution” means an amount between one and 10 percent of such Participant’s Eligible Compensation.

1.9	“Employer Contributions” means the contributions made by a Participating Employer on behalf of a Participant in accordance with Section 8.

1.10	“Exchange” means the TSX Venture Exchange, or, if the Shares are not then listed and posted for trading on the TSX Venture Exchange, such other securities exchange on which the Shares are listed and posted for trading.

1.11	“Market Value” means, on any date, the volume weighted average price of the Shares traded on the Exchange for the five (5) consecutive trading days prior to such date or, if the Shares are not then listed on the Exchange, on such other stock exchange as determined for that purpose by the Board in its discretion.

1.12	“Participant” means any Eligible Employee who participates in the Plan.

1.13	“Participant Contributions” means the amounts contributed by the Participant and deducted from the Participating Employer’s payroll and remitted to the Administrative Agent for the account of such Participant.

1.14	“Participating Employer” means the Corporation or any Canadian subsidiary of the Corporation which employs the Participant.

1.15	“Participation Amount” means the aggregate amount of contributions a Participant elects to make to the Plan in any given Plan Year.

1.16	“Pay Day” means the date on which the pay is remitted to the Eligible Employee.

1.17	“Personal Account” means the separate, personal, non-registered custodial account or registered trust accounts, as applicable, established and maintained by the Administrative Agent on behalf of each Participant to hold and administer each Participant’s Available Personal Account Funds, Shares purchased with Available Personal Account Funds, Employer Contributions and, Shares issued or purchased with Employer Contributions.

1.18	“Plan” means this Employee Share Purchase Plan.

1.19	“Plan Year” means a year commencing on January 1st and ending on December 31.

1.20	“Purchase Date” means the date, as early as practicable following the end of a Contribution Period, on which the Administrative Agent purchases Shares in accordance with Section 9.1.

1.21	“Quarterly Period” means a quarterly three-month period during the Corporation’s fiscal year as determined by the Corporation from time to time, with the first Quarterly Period in each fiscal year commencing on the first day of the fiscal year and continuing for three months thereafter, and each subsequent Quarterly Period in that fiscal year running for consecutive three month periods thereafter.

1.22	“Shares” means the common shares in the share capital of the Corporation.

1.23	“Subsidiary” has the meaning assigned thereto in National Instrument 45-106 –Prospectus and Registration Exemptions.

Words importing the masculine gender will include the feminine gender and vice versa; and words importing persons include firms or companies and vice versa.

2.	PURPOSE OF THE PLAN

The purpose of the Plan is to foster a sense of long-term belonging and thence promote the Corporation’s operating performance and growth potential by encouraging Eligible Employees to acquire equity in the Corporation.

3.	SHARES SUBJECT TO THE PLAN

3.1	The Shares purchased hereunder shall be purchased on the Exchange and allocated to the Participants’ Personal Account in accordance with Section 9.2.

3.2	The aggregate number of Shares made available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 3.4, shall not exceed 1,000,000 Shares, provided, however, that the number of Shares reserved for issuance from treasury under this Plan and pursuant to all other security-based compensation arrangements of the Corporation and its Participating Employers shall, in the aggregate, not exceed 20% of the number of Shares then issued and outstanding. The Corporation reserves the right to allocate Shares to Participants participating under this Plan on a pro-rata basis should the number of Shares to be issued from treasury under this Plan otherwise exceeds this threshold.

3.3	The aggregate number of Shares that may be issued under this Plan is subject to a number of restrictions including the following (i) the aggregate number of Shares issuable to Insiders (as such term is defined in the policies of the Exchange), at any time, under this Plan and all other security-based compensation arrangements of the Corporation and the Participating Employers shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis; (ii) within any one-year period, the Corporation shall not issue Insiders under this Plan and all other security-based compensation arrangements of the Corporation and the Participating Employers, in the aggregate, a number of Shares exceeding ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis and (iii) within any one-year period, the Corporation shall not issue to any one Person (and companies wholly-owned by that Person) under this Plan and all other security-based compensation arrangements of the Corporation and the Participating Employers, in the aggregate, a number of Shares exceeding five percent (5%) of the issued and outstanding Shares, calculated on a non-diluted basis.

3.4	In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Board in the number of Shares available under this Plan. If such an adjustment shall result in a fractional Shares, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

4.	ADMINISTRATION OF THE PLAN

4.1	In addition to the specific powers conferred to the Corporation hereunder, the Corporation has full and complete authority to interpret the Plan and, in accordance with Section 16, to prescribe such rules and regulations and make such other determinations as it deems necessary or desirable to meet the objectives of and administer the Plan.

4.2	The Participant’s Employer will pay all administration fees and brokerage fees on Share purchases and transfers to a bank or a brokerage account. Participants will pay all fees (including transaction fees and commissions) on all Shares. The Administrative Agent will have the right to sell the requisite number of Shares to pay such fees on behalf of the Participants.

5.	ADMINISTRATIVE AGENT

The Corporation will appoint the Administrative Agent. In the event of the resignation of the Administrative Agent, its successor will be appointed by the Corporation. Any successor Administrative Agent will be vested with all the powers, rights, duties and immunities of the Administrative Agent hereunder to the same extent as if originally named as the Administrative Agent hereunder.

6.	PERSONAL ACCOUNT

The Administrative Agent shall establish a Personal Account for each Participant and shall record in each Personal Account (i) the amount of all Participant Contributions made by the Participant, (ii) dividends paid in respect of Shares held in the Participant’s Personal Account, (iii) the number of Shares purchased for that Personal Account with Personal Contributions, (iv) the amount of all Employer Contributions on behalf of the Participant, (v) the number of Shares issued or purchased with Employer Contributions, (vi) the number of Shares purchased with dividends paid in respect of Shares held in the Participant’s Personal Account, and (vii) the amount of any expenses allocated to such Personal Account.

7.	PARTICIPATION AND PARTICIPANT CONTRIBUTIONS

7.1	An Eligible Employee will become a Participant upon enrolling in the Plan. To enrol, the Eligible Employee must complete and submit to the Participating Employer the enrolment form prescribed by the Corporation (which form can be in electronic format) authorizing the Participating Employer to deduct on each Pay Day from the Participant’s pay the amount required as the Participation Contribution to achieve by Plan Year end the Participation Amount elected in the enrolment form by the Participant. The Participation Contributions will begin to be deducted from the Participant’s pay no later than on the next Pay Day following 14 days after completion and submission of the enrolment form.

7.2	The amount of the Participation Amount shall be a minimum of 1% and a maximum of 10% of the Base Annual Salary (before deductions) of such Eligible Employee, subject to the discretion of the Board.

7.3	The Corporation will provide to the Administrative Agent a calendar of the Corporation’s scheduled regular blackout period and, unless otherwise authorized by the Corporation, the Administrative Agent will ensure that no sale of Shares by any Participant is made during such blackout periods.

7.4	The Participant Contributions will be deducted from payroll on each Pay Day and remitted by the Participating Employer to the Administrative Agent as soon as practicable, and in any case not later than the last day of the relevant Contribution Period, to be deposited in the relevant Personal Account.

7.5	Participant may revise their Participation Amount no more than once annually by completing and submitting to the Participating Employer the form prescribed by the Corporation (which form can be in electronic format), at least 14 days prior to the Pay Day on which the change is to take effect.

7.6	Notwithstanding the enrollment date of the Participant or the date they revised their participation in the Plan, the enrollment or revision date shall not be effective if made during a black-out period and shall become effective only the day following the end of any such black-out period.

8.	EMPLOYER CONTRIBUTIONS

8.1	For each Quarterly Period during a calendar year (i.e., March 31st, June 30th, September 30th and December 31st), the Participating Employer will, for and on behalf of the relevant Participant, remit to the Administrative Agent for the purchase of Shares to be allocated to the Participant’s Personal Account as soon as practicable, one dollar for each dollar of Eligible Participant Contribution by the Participant during each Contribution Period ended prior to the end of such Quarterly Period.

8.2	At the option of the Corporation, the Corporation may satisfy the Employer Contribution set out in Section 8.1 through the issuance of Shares from treasury with each Share to be issued at the Market Value of the Shares as of the end of each Quarterly Period.

8.3	No fractional Shares are authorized to be issued under this Plan. For greater certainty, the Corporation will only issue whole Shares pursuant to the Employer Contribution and any fractional Shares issuable shall be rounded down to the nearest whole Share.

8.4	Subject to the discretion of the Board, any Shares issued pursuant to, or purchased with, Employer Contributions shall be subject to a 12-month holding period (or such other holding period as deemed appropriate by the Board) and any other holding period as required under applicable securities laws and policies of the Exchange, if applicable.

8.5	The Shares issuable under this Plan shall only be issued where: (i) an exemption is available from the prospectus requirement to a distribution pursuant to section 2.24 of NI 45-106 – Prospectus Exemptions, and (ii) the Participant establishes that the conditions in subsection 2.6(3) of National Instrument 45-102 – Resale of Securities are satisfied.

9.	INVESTMENT OF FUNDS

9.1	On each Purchase Date, the Administrative Agent will purchase such number of Shares on the Exchange as can be purchased through normal market trades with any Available Personal Account Funds for all Participants under the Plan.

9.2	The Administrative Agent will allocate the Shares purchased on behalf of the Participants, on a full and fractional share basis, as appropriate, to the Personal Account of each Participant in proportion to the Available Personal Account Funds invested on behalf of that Participant.

9.3	Except where the Administrative Agent is unable to purchase a sufficient number of Shares, the Administrative Agent will ensure that the Available Personal Account Funds are applied as fully as possible to the purchase of Shares.

9.4	If, for any reason, the Administrative Agent is unable to purchase a sufficient number of Shares on a Purchase Date to satisfy all Available Personal Account Funds, the Administrative Agent shall purchase Shares as they become available and shall allocate the Shares so purchased to Participants’ Personal Accounts in the order of the Contribution Period in respect of which the Available Personal Account Funds were received by the Administrative Agent, as applicable.

10.	DIVIDENDS

Dividends paid in respect of Shares held in a Participant’s Personal Account will be reinvested in the purchase of Shares on the Exchange following each dividend payment and allocated into that Participant’s Personal Account on a full and fractional share basis.

11.	WITHDRAWALS WHILE A PARTICIPANT

11.1	A Participant may make withdrawals of Shares from their Personal Account only as set out in this Section 11.

11.2	A Participant may, upon notice request that all or a portion of the Shares in their Personal Account be sold or transferred to such bank or brokerage account as the Participant may designate. Any fractional Share credited to the Participant's Personal Account will be disregarded on any sale or transfer and the Participant will be entitled to receive the cash equivalent thereof. The sale of Shares will be subject to any existing blackout period or any other prevailing trading restrictions imposed by the Corporation, as set forth in Section 7.2 and by applicable legislation.

11.3	A Participant may give notice of any sale or transfer of Shares pursuant to Section 11.2 above, by completing and submitting to the Administrative Agent the form prescribed by the Corporation (which can be in electronic format), provided however, that the Participant makes no more than four withdrawals (including internal transfers, transfers to other external accounts or request for a certificate) in a Plan Year from a Participant’s Personal Account.

11.4	The Administrative Agent will sell the specified number of Shares or transfer them as designated by a Participant as soon as reasonably possible after receiving the notice referred to in Section 11.3. As such, the net proceeds of any sale will be paid to the Participant or transferred to such bank or brokerage account as the Participant may designate as soon as practicable.

12.	STATEMENTS TO PARTICIPANTS

12.1	As soon as possible after the end of each Plan Year, the Administrative Agent will furnish, by mail or otherwise, to each Participant a statement of such Participant’s Personal Account. Unless written notice to the contrary is received by the Administrative Agent from the relevant Participant within 60 days after the mailing or delivery of such statement to the Participant, such statement will conclusively be deemed to be correct and the Administrative Agent, the Corporation and the Participating Employer will be relieved from any error contained therein or disclosed therein.

12.2	The Administrative Agent will furnish to the Corporation, each Participant and each Participating Employer a secured internet access to view Personal Account information at all times.

13.	VOTING OF SHARES

All voting rights with respect to Shares held in a Participant’s Personal Account may be exercised by Participants as soon as such Shares are purchased, and the Administrative Agent will execute and deliver, or cause to be executed and delivered, suitable proxies or voting powers to permit Participants to vote and will otherwise facilitate the voting of such Shares by Participants.

14.	TERMINATION AND SUSPENSION OF CONTRIBUTIONS

14.1	A Participant may terminate their Participant Contributions at any time, and may subsequently elect to resume making Participant Contributions six months after the effective date of such suspension, by completing and submitting to the form or any other method provided by the Corporation for this purpose electing the amount to be contributed.

14.2	For greater certainty, in the event that a Participant is on short-term disability or paid leave of absence and therefore continues to receive their salary through payroll, such Participant will continue to make Participant Contributions unless they terminate or suspend their Participant Contributions, by completing and submitting to the Administrative Agent the form prescribed by the Corporation.

14.3	In the event that a Participant, while remaining an employee of a Participating Employer, is no longer being paid by their Participating Employer due to an authorized unpaid period of absence such as, but not limited to, an unpaid leave of absence, a temporary layoff, a period of disability where the Participant is eligible to receive benefits under a Corporation-sponsored long term disability plan, or a maternity leave, such Participant Contributions and Employer Contributions will be suspended automatically during such period the Participant is no longer paid by their Participating Employer.

14.4	In the event the Participant terminates or suspends their contributions while remaining an Eligible Employee, except for any event provided in application of Section 14.3, the termination date shall not be effective if made during a black-out period and shall become effective only the day following the end of such black-out period.

15.	TERMINATION OF PLAN PARTICIPATION

15.1	A Participant's participation in the Plan will terminate upon the earlier of:

15.1.1	the Participant’s death;

15.1.2	the Participant's employment with a Participating Employer terminating for any reason, including the Participant’s resignation, retirement and a termination with or without cause;

15.1.3	the permanent disability of the Participant for a period of 12 consecutive months; or

15.1.4	the Plan is terminated.

15.2	In the event of termination of a Participant’s participation in the Plan for any reason, the Participant, their executors, Administrative Agents or attorneys, as the case may be, may elect to deal with the Shares in the Participant's Personal Account and Available Personal Account Funds by completing a notice in the form prescribed by the Corporation and filing it with the Administrative Agent within 30 days after termination of the Participant's participation in the Plan requesting that:

15.2.1	all Shares in their Personal Account be transferred and issued in their name or as directed;

15.2.2	all Shares in their Personal Account be sold and the net proceeds of the sale be distributed to the Participant.

15.3	Notwithstanding Section 15.2, if no notice is filed within 30 days after the termination of a Participant's participation in the Plan, the Participant or their executors, or Administrative Agents or attorneys, as the case may be, shall be deemed to have elected to cease to be a Participant under the Plan and shall relinquish all rights as an active Participant set out in this Plan (any such person, an “Ex-Participant”), wherein the Ex-Participant will be responsible for all administration and fees for maintaining such Ex-Participant Account. The fees and expenses associated with Ex-Participant Accounts are subject to those established by the Administrator and the Corporation.

16.	AMENDMENT, MODIFICATION, SUSPENSION OR TERMINATION OF THE PLAN

16.1	Except for the duties and responsibilities to be discharged by the Administrative Agent, the Corporation bears full and complete responsibility with regard to the Plan. The Corporation may, at any time and from time to time, amend, modify, suspend or terminate the Plan or participation therein, in whole or in part, or in regard to any or all Participants, but subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Exchange.

16.2	Notwithstanding the foregoing, this Plan shall not be amended to (i) increase the maximum number of Shares made available for issuance from treasury under this Plan, (ii) change the amount of the Employer Contribution, or (iii) modify this amendment provision, without approval of the Shareholders.

17.	WITHHOLDING AND SALE OF SHARES BY THE ADMINISTRATIVE AGENT

The Participating Employers are authorized to deduct from any amount payable to the Participant, to the Participant’s Personal Account or to the Administrative Agent for the Participant, any federal, provincial, local or other taxes payable by the Participant and other amounts required by law to be withheld in respect of such taxes, including such taxes payable by the Participant in respect of any Available Personal Account Funds, Employer Contributions and Shares held in the Personal Account, as applicable, and the disposition of such shares pursuant to the Plan.

18.	LEGAL OR REGULATORY REQUIREMENTS

No Shares may be purchased or sold under the Plan if such purchase or sale would be contrary to or violate any applicable law or any applicable regulation adopted thereunder. No amendment, suspension or termination of the Plan may contravene the requirements of any competent regulatory authority to which the Plan or the Corporation is now or may hereafter be subject to. It will be solely the Participant's responsibility to ensure that all instruction given to Computershare will be in compliance with the terms and conditions of this Plan and of any applicable law or any applicable regulation adopted thereunder.

19.	GOVERNING LAW

The provisions of the Plan will be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20.	PARTICIPATION VOLUNTARY

20.1	The participation of an Eligible Employee in the Plan is entirely voluntary and not obligatory and will not be interpreted as conferring upon any such Eligible Employee any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Corporation or any subsidiary to ensure the continued employment of such Eligible Employee.

20.2	The Plan does not provide any guarantee against any loss or profit which may result from fluctuations in the market value of the Shares.

20.3	Neither the Corporation nor any subsidiary assumes any responsibility for the income tax or other tax consequences for the Participants in the Plan and Participants are advised to consult with their own tax advisers with respect to such matters.

21.	NON-ASSIGNABLE RIGHTS

The rights of an Eligible Employee pursuant to the provisions of this Plan are non-assignable.

Adopted by the Board of Directors of Electra Battery Materials Corporation on October 31, 2024.

Approved by the Shareholders of Electra Battery Materials Corporation on [●], 2024.